Nasdaq Regulation

Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

November 14, 2024

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on November 12, 2024, The Nasdaq Stock Market LLC (the "Exchange") received from HORIZON SPACE ACQUISITION II CORP. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one Ordinary Share, par value $0.0001 per share, and one Right to acquire one-tenth (1/10) of one Ordinary Share

Ordinary Shares, par value $0.0001 per share

Rights, each Right to acquire one-tenth (1/10) of one Ordinary Share

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi
